January 26, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 12, 2021
File No. 333-233586

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (the “Company”, “our” or “we”) received your correspondence dated January 20, 2021 containing comments to the Company’s amended registration statement on Form S-1, as submitted to the Securities and Exchange Commission (the “Commission”) on January 12, 2021 (the “S-1”). This letter responds to your comments in your January 20, 2021 letter and this letter and the latest amendment to the S-1 are being filed on EDGAR concurrently. We have repeated your comments in italics and then provided our response below each comment.

Amendment No. 7 to Registration Statement on Form S-1

General

Comment No. 1: We note your response to comment 1. Please advise us how you would “price” the offering before effectiveness and clarify the statement “[b]ecause the reverse stock split will occur concurrently with the reverse stock split….” As you do not appear eligible to conduct an at-the-market offering, please disclose that after effectiveness the price will be fixed for the duration of the offering.

Response:

We are conducting a follow-on offering, not an at-the-market offering, as we will not price until the Commission declares the S-1 effective. Once the Commission has notified the Company that it does not have any additional comments, the Company intends to file a pre-effective amendment to the S-1 in the event that our Board of Directors determines that the final ratio to be used to effect a reverse stock split of our outstanding shares of common stock must be changed from the assumed 15:1 ratio disclosed throughout the S-1. We will then request that the Commission conduct an expedited review of such pre-effective amendment and upon receiving no comments from the Commission, we will request that the Commission declare the S-1 effective. We would like the S-1 to be declared effective before February 11, 2021, when our September 30, 2020 financials will go stale.

Upon effectiveness, we will effect the reverse stock split, price the offering, uplist our common stock to the Nasdaq Capital Market, file a registration statement on Form 8-A. Following the effectiveness of the S-1, we would then file the final prospectus prior to closing of the offering. Because the pricing of the offering will occur concurrently with the reverse stock split, potential investors will not be able to check the actual post-split market price before confirming purchases in the offering. We have revised the disclosure on pages ii, 6, 28, 29, and 86 in the S-1 to reflect this plan and that after effectiveness, the price of the Units will be fixed for the duration of the offering.

Comment No. 2: We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. Please also revise the risk factors section consistent with Item 105(a), including applicable headings.

Response: We addressed these comments in the S-1 that was filed with the Commission on January 12, 2021. Please see page 5 for the summary of risk factors and our Risk Factor section beginning on page 8.

gaucho group holdings, Inc. group (otcqb:vino)

8 UNION SQUARE SOUTH, suite 2a, New York, NY 10003

(main) 212.739.7700 (fax) 212.655.0140 | www.gauchoholdings.com

Capitalization, page 32

Comment No. 3: We note your response to prior comment 3. Please explain to us why all of the debt on your balance sheet as of September 30, 2020 is not reflected in the capitalization table. It is also unclear why your pro forma common stock outstanding has increased to over 14 million shares. Please advise.

Response: We revised our capitalization table on page 32 of the S-1 to include the total liabilities existing as of September 30, 2020 and to properly reflect the split adjustment to the Series B Preferred Stock and other subsequent offerings. We included a table below that shows how our common stock on an actual basis changed on a pro forma basis to account for the conversion of Series B Preferred Stock to common stock and additional common stock issued after September 30, 2020. The last column shows the change in common stock on a pro forma as adjusted basis for the offering.

Stock	Actual	Pro Forma	Pro Forma as Adjusted for this Offering
Common	679,747	45,316	45,316
Series B conversion		6,007	6,007
Additional common issued post 9/30/20	-	9,870	9,870
Common stock issued in Offering	-		13,333
Total common stock, par value $0.01 per share; 150,000,000 shares authorized	$679,747	$61,193	$74,526

Dilution, page 33

Comment No. 4: We note your response to prior comment 4 and the revisions to your dilution table. As previously requested, please consider disclosing in columnar format the calculations, including the components of the numerators and denominators, for the book value per share amounts disclosed or tell us why you believe such disclosure would not be useful. In addition, tell us why the conversion of debt has been reflected in the number of pro forma shares but not the amount of pro forma liabilities.

Response:

We have added a table to the S-1 on page 33 to show the increase of $0.68 from the as adjusted net tangible deficit per share as of September 30, 2020 to the pro forma net tangible book value per share as of September 30, 2020. We inadvertently omitted the effect of the conversion of debt on the pro forma liabilities.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.